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COMPUTATION OF RETURN ON AVERAGE ASSETS

For the Three and Twelve Months Ended December 31, 2000

	Total Assets
	Three Months	Twelve Months

December 31, 1999		2,546,925,395
January 31, 2000		2,552,522,724
February 29, 2000		2,558,576,104
March 31, 2000		2,611,606,566
April 30, 2000		2,612,236,685
May 31, 2000		2,631,441,007
June 30, 2000		2,656,245,705
July 31, 2000		2,654,151,093
August 31, 2000		2,660,736,223
September 30, 2000	2,685,184,986	2,685,184,986
October 31, 2000	2,700,749,493	2,700,749,493
November 30, 2000	2,694,632,285	2,694,632,285
December 31, 2000	2,662,778,678	2,662,778,678

	10,743,345,442	34,227,786,944

Divide by Number of Months	4	13

Average	2,685,836,361	2,632,906,688

Net Income	$3,497,843	13,652,575
Divide by Average Assets	2,685,836,361	2,632,906,688

Return on Average Assets	0.52%	0.52%

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COMPUTATION OF RETURN ON AVERAGE ASSETS For the Three and Twelve Months Ended December 31, 2000